CORRESP

S o n f i e l d   &   S o n f i e l d

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	Attorneys at Law 2500 Wilcrest Drive, 3rd Floor Houston, Texas 77042-2754 www.sonfield.com Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

October 9, 2019

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Ms. Ada D. Sarmento

By: EDGAR communication

Re: Neutra Corp.

Preliminary Information Statement on Schedule 14C

Filed September 24, 2019

File No. 000-55077

Dear Ms. Sarmento:

This letter is in response to your comments with respect to the captioned filing. Management decided Monday, October 7, the proposed share consolidation or reverse split is inappropriate and will not go forward at this time. Therefore, we believe responding to your comments is not necessary.

The management decision will be disclosed to the public by Form 8-K that will be timely filed. If you believe more than Section FD of 8-K is appropriate to disclose the corporate decision, please advise.

Please excuse the delayed response that is a result of your email arriving from an unfamiliar address.

Yours very truly,

Robert L. Sonfield, Jr.

Managing Director